Royce Capital Fund
745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

March 31, 2010

Securities and Exchange Commission
Attn: Mr. Anthony Burak
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:	Registration Statement on Form N-1A for Royce Capital Fund (File Nos. 333-01073 and 811-07537)

Dear Mr. Burak:

        Enclosed herewith for filing is correspondence responding to comments from the staff given over the telephone regarding Post-Effective Amendment No. 19 under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective amendment No. 22 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement on Form N-1A of Royce Capital Fund (the "Trust").   Set forth below are the staff's comments and the Fund's responses.

RCF
1.	Comment: Please ensure that the correct ticker symbols for each class of each series of the Trust appear in both the Prospectus and Statement of Additional Information.
	Response:	The Trust will comply with the staff's comment.

2.	Comment. In the Shareholder Fee tables on pages 2 and 4 of the Prospectus, please do not use the word None.
	Response:	The word "None" will be replaced by "0%" in the Shareholder Fee tables.

3.	Comment: Remove words "past rewards and" from text in Performance section.
	Response:	This disclosure will be removed as requested.

4.	Comment: Move footnote to Annualized Total Return table to a parenthetical after "Russell 2000 Index".
	Response:	This disclosure will be moved as requested.

5.

Comment: Where a contractual fee waiver is noted in a footnote to the Annual Fund Operating Expense table, indicate whether and under what circumstances that contractual waiver or expense reimbursement may be terminated.

Response:

The form of footnote will be revised to read as follows: "Royce has contractually agreed, without right of termination, to [waive fees and/or reimburse expenses, other than Acquired Fund fees and expenses,] to the extent necessary to maintain the _______ Class's net [direct] annual operating expenses at or below _____ through April 30, 2011 [and at or below ____ through April 30, 2020]."

6.	Comment: Remove line item from Annual Fund Operating Expense tables that reads "Total direct annual Fund operating expenses".
	Response:	This line item will be removed.

7.

Comment: Amend footnote to Annual Fund Operating Expense tables that defines "Acquired Fund fees and expenses" to refer the reader to the fact that any such fees and expenses will cause the Net Annual Fund Operating Expense to be higher than the expense ratio disclosed in the Fund's Financial Highlights.

Response:

The Trust intends to amend the footnote to its annual Fund Operating Expense tables to read "Total Annual Fund Operating Expenses may differ from the expense ratios in the fund's "Financial highlights" because the financial highlights include only the fund's direct operating expenses and do not include "Acquired fund fees and expenses (AFFE)", which reflect the estimated amount of the fees and expenses incurred indirectly by the fund through its investments in mutual funds, hedge funds, private equity funds and other investment companies."

8.	Comment: Add 3 year period to expense example tables
	Response:	The 3 year period will be added.

9.	Comment: Add disclosure regarding the risks of the Fund's "value approach" to investing in the Principal Risks to Fund Investors sections.
	Response:	Appropriate disclosure will be added in response to the comment.

10.

Comment: Add disclosure immediately before the Financial Highlights that states "A Fund's total returns presented below do not reflect any deduction for changes or expenses of the variable contracts or retirement plans investing in the Fund".

	Response:	This disclosure will be added.

11.

Comment: Include all disclosure required by Item 13(a) of Form N-1A to be included in the pre-amble to the Financial Highlights table, including "The financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years [or, if shorter, the period of the Fund's operations]. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned [or lost] on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by ______________, whose report, along with the Fund's financial statements, are included in [the SAI or annual report], which is available upon request."

	Response:	Appropriate disclosure will be added.

12.	Comment: Remove sentence in Frequent Trading of Fund Shares section that refers to a redemption fee.
	Response:	The sentence will be removed.

13.	Comment: Remove the word "non-qualified" from the second paragraph of page 1 of the Statement of Additional Information ("SAI").
	Response:	The word "non-qualified" will be removed.

14.	Comment: On the cover page of the SAI show the SEC File # of all documents incorporated by reference.
	Response:	The File #'s will be added as requested.

15.	Comment: Add disclosure to the SAI regarding the Trust's Rule 12b-1 plan required by Item 19G(1) of Form N-1A.
	Response:	Appropriate disclosure will be added to the SAI.

16.	Comment: In accordance with Item 24(b) of Form N-1A disclose in the SAI any tax loss carryforward to which the Fund may be entitled.
	Response:	The Trust will comply with this comment.

        We believe that the proposed modifications to the Registration Statement are responsive to the staff's comments. The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this Amendment; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary